UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K
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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2025

Commission File Number 001-42656

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Grupo Cibest S.A.
(Translation of registrant’s name into English)

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Cra. 48 # 26-85
Medellín, Colombia
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

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SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo CIBEST S.A. (Registrant)

Date October 21, 2025	By:	/s/ MAURICIO BOTERO WOLFF.
	Name:	Mauricio Botero Wolff
	Title:	Vice President of Strategy and Finance

October 21, 2025
Medellin, Colombia

GRUPO CIBEST S.A. ANNOUNCES THE COMPLETION OF THE CORPORATE REORGANIZATION OF BANISTMO S.A. AND OTHER SUBSIDIARIES OF GRUPO CIBEST IN PANAMA

Grupo Cibest S.A. (“Grupo Cibest”) announces that, as part of the reorganization steps disclosed to the market on September 29, 2025, aimed at evolving its corporate structure through a corporate restructuring of its Panamanian subsidiary Banistmo S.A. (“Banistmo”) and other affiliated entities in Panama, and upon obtaining the corresponding authorizations from the Superintendency of Banks of Panama and the Shareholders’ Meetings of Banistmo and the other subsidiaries, the following transactions have been duly completed as of today:

1.The merger of Sociedad Beneficiaria VB Panamá S.A. (“Sociedad Beneficiaria VB”) with Banistmo. Prior to the merger, Sociedad Beneficiaria VB Panamá S.A. received certain portfolios of assets that were partially spun off by Valores Banistmo S.A. (“Valores Banistmo”) and Banistmo Capital Markets Group Inc.
2.The partial spin-off by Banistmo of 100% of the shares it holds in Valores Banistmo in favor of Cibest Panamá Assets S.A. (“Cibest Panamá Assets”), a Panamanian corporation wholly owned by Grupo Cibest.

As of today, Valores Banistmo S.A. will continue to be a subsidiary of Grupo Cibest. The reorganization does not result in the introduction of any new ultimate shareholders nor changes to the control structure. Additionally, Valores Banistmo is now incorporated into the Cibest Capital brand, which consolidates and enhances the regional capabilities in securities, investment banking, and capital markets-related products of Grupo Cibest across the countries in which it operates.

Valores Banistmo retains its licenses as a securities brokerage firm and investment manager, both granted by the Superintendency of the Securities Market of Panama. There are no material changes to its business model.

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Contacts

Mauricio Botero Wolff	Catalina Tobón Rivera
Strategy and Financial VP	IR Director
Tel.: (57 604) 4040858	Tel.: (57 601) 4885950
ir@Grupocibest.com.co	ir@Grupocibest.com.co

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